Orbital Engine Corporation Limited Orbital CEO Open Briefing on H1 Synerject and Cash

corporatefile.com.au
Orbital Engine Corporation Limited recently reported a net loss of 2.9 million dollars for the first half ended December 2002 compared with a loss of 20.7 million dollars in the previous comparable period. What were the key drivers of the improved performance

CEO Peter Cook
The basic drivers were an improvement in sales and a substantial expense reduction. Sales were up 30 percent on the engineering front, our royalty revenue was up
26 percent and systems sales were up 37 percent.
On the expenses side, we cut overheads by 28 percent.

Additionally, Synerject has enjoyed a 3.0 million dollar turnaround.

corporatefile.com.au
Discounting non recurring cash costs related to the restructuring of the business, operating cash out flow for the first half was 1.8 million dollars, compared with an out flow of 6.0 million dollars previously.

Do you remain on track to achieve cash neutrality from your underlying trading for the full year ending June 2003

CEO Peter Cook
We are hopeful of achieving cash neutrality from underlying trading in the second half. I have to be quite specific and say this excludes any costs associated with staff attrition as a result of the restructuring of Synerject, our 50 50 joint venture with Siemens VDO, which is not yet fully completed in terms of staff transfers and terminations.

corporatefile.com.au
Orbital had cash in hand of 6.7 million dollars as of the end of December, down from 13.8 million dollars at the end of June.

What is the outlook for cash at the end of June 2003

CEO Peter Cook
We would expect to see some erosion of our cash position, but that would stem from the Synerject staff related matters and little else.

corporatefile.com.au
First half revenue from operations was up 29.1 percent to 29.7 million dollars in spite of big reductions in the cost base. What were the drivers of the growth and what is the outlook for the remainder of the year.

CEO Peter Cook
System sales increased on the back of a recovery in the Marine and Recreation sector in particular. The number of products using our direct injection technology grew, with more in the pipeline for 2003 release, including a new personal watercraft from Bombardier, a jet powered sport boat from Polaris and new models in Mercury Marines
OptiMax outboard motor range.

Revenue from engineering services rose because of our aggressive efforts to seek sales and find customers.
And it is important we do that because engineering services is our single biggest cost base, representing around 10 million dollars of costs. A very strong focus of management has been to increase our utilisation of that engineering resource and we feel we can continue the growth and efficiency gains.

Marine royalties were favoured in the first half due to client inventory build and wont be as strong in the second half. Motorcycle royalties will continue to improve in the second half as the manufacturers build for their summer sales season.

corporatefile.com.au
What level of revenue growth do you believe is sustainable under the current cost structure of the business.

CEO Peter Cook
We could have another year of current growth rates, i.e.
30 percent, before we would need some addition to our resources to service the level of demand. I think
30 percent growth is achievable over the next year and I would not expect any material increase in the cost base until around 2005.

Of course some of our growth comes from royalties, which are a function of the growth of our customers products in the marketplace. And clearly we do not need resources for that. On this front, it is encouraging that our customers are planning additional product launches for the Northern Hemisphere summer. But because that is late in our financial year and straddles the new financial year,it wont impact our bottom line until next year.

corporatefile.com.au
Orbital recently announced a deal with the Indian parts and systems manufacturer UCAL. What is the potential revenue from this deal, how will the revenue be structured and when will Orbital begin to book the income?

CEO Peter Cook
The UCAL deal is a medium term revenue opportunity for us. We will receive some licence fees from the arrangement over the next two years, which wont be significant, recognising the Indian market is cost sensitive.

At this stage, we have no firm commitments from any of the four major scooter and motorcycle manufacturers in India to adopt our technology and take it out onto a product. However, critical for that to occur is a reliable supplier of componentry within the Indian sub continent, and that is what the UCAL deal signifies.

corporatefile.com.au
Synerject contributed after tax earnings of 0.7 million dollars to the first half result, compared with a loss of 2.7 million dollars previously. Following the January restructure of Synerject, Orbital will add its Marine and Recreation systems business and Siemens VDO a non automotive systems business, to the Synerject operation.
Given the Marine and Recreation business has been Orbitals most consistent profit generator, how will the changes impact Orbitals earnings in the second half and going forward

CEO Peter Cook
The Marine and Recreation business has been a consistent profit earner,but essentially from royalties. Orbital will continue to receive these.Similarly, we will continue to receive the Marine and Recreation engineering services profit. Synerject has taken over the Marine and Recreation systems business, and it will look exactly the same as our motorcycle systems business, which is already handled within Synerject.

In simple terms, the sales revenue of our Marine and Recreation systems business will be booked by Synerject, not by Orbital. So, essentially all of the Marine and Recreation systems sales will drop to almost zero in the second half. We will report system sales of about 1.2 million dollars for January, the last month before the restructure.

But Synerject now also contains Siemens VDOs non automotive systems business, so even though we only own half of Synerject, and therefore only half our Marine and Recreation systems businesss earnings, the costs associated with Marine and Recreation systems are now within Synerject and we also own half of a business we never had before. So our bottom line earnings should be essentially unchanged compared with the old structure,notwithstanding the revenue reduction from systems sales.

corporatefile.com.au
Given the financial impact is negligible, what is the rationale behind combining the Marine and Recreation business with Synerject

CEO Peter Cook
The reason it is a sound move is that our customers find it easier to deal with one company, Synerject, than with both
Synerject and Orbital. Synerject was a parts supplier to our customers, and then we put the parts together and supplied the system. Synerject can undertake everything we did with almost no increase in staff.
It can simplify the process for the customer and achieve some real efficiencies. So we stand to benefit from those cost savings before we even consider the benefits of half ownership of the additional Siemens VDO business, which is of similar size to our Marine and Recreation business.

corporatefile.com.au
What revenue growth rates do you expect within Synerject and how does the restructure change the earnings outlook for the joint venture

CEO Peter Cook
Year to date, Synerjects revenue is up some 50 percent year on year. Whilst there is a timing element to that, we would expect growth in the underlying business to remain well above
20 percent. With the additional businesses and an improvement in processes, I would expect growth in total revenue of about 50 percent.

corporatefile.com.au
In the first half, Orbital capitalised 0.8 million dollars worth of engineering and other services provided to Synerject. Will this be ongoing. What operating and financial commitments do you have to the restructured Synerject

CEO Peter Cook
We have had an ongoing arrangement to supply engineering services to Synerject, with the work done booked as a trade debt. As part of the restructuring, we have taken that trade debt up as equity but in future we will treat Synerject like any of our clients and be paid for those services. Beyond our loan guarantee, we have no financial commitments to the restructured Synerject.

corporatefile.com.au
What are the terms of the re payment schedule for Synerjects restructured funding from Siemens and how does it compare with Synerjects current cash flow generating capability

CEO Peter Cook
There are two points I would want to make on this. First, we are satisfied with Synerjects revised business plan, taking advantage of the synergies from the contributed businesses, and its underlying growth. We are satisfied that Synerject can meet its repayment obligations with respect to the restructured loan.

The second point is in regard to our guarantee of Synerjects loan from Siemens, which is in position until September 30, 2006. I want to stress the guarantee is only callable in the event of Synerject defaulting under its repayment arrangements. We do not see any problem with the repayments so we do not believe our guarantee is likely to be called.

corporatefile.com.au
The New York Stock Exchange recently agreed to allow Orbital to maintain its listing subject to the implementation of the business plan submitted to the exchange. What obligations does this place on Orbital in the short to medium term.

CEO Peter Cook
We have got an obligation to report on our progress to the NYSE each six months over an 18 month period. I can not discuss the detail of the business plan, that is confidential, but an example of the sort of things that have concerned the exchange is the restructuring of the loan facility within Synerject, under which we had an obligation. That is obviously been addressed.

corporatefile.com.au
Thank you Peter.

For previous Open Briefings with Orbital Engine, visit www.corporatefile.com.au ends

Orbital is a leading international developer of engine technologies using direct in cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive,marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange
(OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668